Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

October 31, 2019

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Attn: Paul Cline

Washington, DC 20549

Re:	Stratus Capital Corporation
Form 10-12g
File No. 000-56093

Dear Commission:

In response to the Commission’s letter dated September 25, 2019 in the matter referenced above, an amended Form 10-12g has been filed on the EDGAR system to include the required interim financial information for the six months ended June 30, 2019.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman